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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MARCH 2003

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                         PSi TECHNOLOGIES HOLDINGS, INC.
             (Exact name of Registrant as specified in its Charter)

                                 NOT APPLICABLE
                 (Translation of Registrant's name into English)

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                               Electronics Avenue
                             FTI Industrial Complex
                     Taguig, Metro Manila 1604, Philippines
              (Address of Registrant's principal executive offices)

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     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F x   Form 40-F
                                       ---           ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes           No x
                                   ---          ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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                         PSi TECHNOLOGIES HOLDINGS, INC.

                                  SEC FORM 6-K
                                   MARCH 2003

                                TABLE OF CONTENTS
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Description                                                                 Page

Press Release, dated March 18, 2003
PSi Technologies and Jilin Sino-Microelectronics takes steps to establish a joint venture assembly and test company ...........................3


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[PSi TECHNOLOGIES HOLDINGS, INC.-- COMPANY LOGO]
[JILIN SINO-MICROELECTRONICS CO. LTD-- COMPANY LOGO]

                PSi TECHNOLOGIES AND JILIN SINO-MICROELECTRONICS
               TAKES STEPS TO ESTABLISH A JOINT VENTURE ASSEMBLY
                                AND TEST COMPANY

MANILA, PHILIPPINES and SANTA CLARA, CALIFORNIA - March 18, 2003 - PSi Technologies (NASDAQ:PSIT), a leading independent provider of power semiconductor assembly and test services and Jilin Sino-Microelectronics Co. Ltd. (Shanghai Stock Exchange A Share: 600360), a leading power semiconductor designer and manufacturer in China, today announced the signing of a non-binding Memorandum of Understanding (MOU) to establish a joint venture company based in China that provides outsourced assembly and test services for power semiconductor devices. The Memorandum of Understanding provides the framework for the Joint Venture Agreement to be negotiated by both parties in the succeeding months.

"The signing of the Memorandum of Understanding is a significant milestone in the Company's history and a reaffirmation of PSi's commitment to be the global leader in power semiconductor manufacturing," said Arthur J. Young, Jr., Chairman and CEO of PSi Technologies. "Aside from being a first between Philippine and Chinese companies, the joint venture will allow PSi Technologies to support our customers' rapidly growing activities in China, by providing low cost assembly and test services in proximity to our customers' manufacturing facilities and end markets. We expect our China initiative to be a significant driver of future revenue growth."

According to Young, "Jilin Sino-Microelectronics is an obvious choice for a partner. They have extensive experience in power semiconductors and are a leader in the Chinese market."

"The signing of the MOU and eventual establishment of the PSI - Jilin Sino-Microelectronics joint venture allows us to better meet the challenges of economic globalization and positions us to meet the demands of the international market," said Xia Zheng Wen, Chairman and President of Jilin Sino-Microelectronics Co. Ltd. "The joint venture will be beneficial to the business development of each party. Based on the principle of mutual benefit, combining both parties' strengths will lead to a win-win objective."

According to Xia, "The signing of this MOU during the season of spring sows the foundation for a bountiful harvest in autumn. SINO-MICRO is confident in the future of the joint venture," Xia concluded.

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About PSi Technologies Holdings, Inc.
PSi Technologies is an independent semiconductor assembly and test service provider focused on the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. PSi's customers include most of the major power semiconductor manufacturers in the world such as Fairchild Semiconductor, Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics.

For more information, visit the Company's web site at www.psitechnologies.com or
                                                      -----------------------
call:
Edison G. Yap, CFA
PSi Technologies Holdings, Inc.
(63-2) 837-7702 (Office)
(63-917) 528-2558
egyap@psitechnologies.com.ph
----------------------------

Karen Keating-Rissman (General Information)
FRB | Weber Shandwick
(415) 296-2261
klkeating@webershandwick.com
----------------------------

About Jilin Sino-Microelectronics Co. Ltd.
Jilin Sino-Microelectronics Co. Ltd. is a leading designer, manufacturer and marketer of power semiconductor devices in China. It is located in Northeastern China. The end markets of the Company's products are widely used in telecommunications, computers and computer peripherals, consumer electronics, automobile systems, environmental friendly lighting and power supplies. SINO-MICRO's customers include Chang Hong, TCL, Skyworth, and Konka.

For more information, visit the Company's web site at
www.sino-microelectronics.com.
------------------------------

Safe Harbor Statement
This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi's products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development and manufacturing and government regulation. PSi will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi's financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

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                                    SIGNATURE
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     Pursuant to the requirements of the Securities Exchange Act of 1934, each
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     Date:  March 19, 2003

                                        PSi TECHNOLOGIES HOLDINGS, INC.


                                        By: /s/ Arthur J. Young, Jr.
                                           -------------------------------------
                                           Arthur J. Young, Jr.
                                           President and Chief Executive Officer